Exhibit 4.4 to the Form 10-K for year ended 1999


                             FIRST AMENDMENT TO THE
                                 EBANK.COM, INC.
                            1998 STOCK INCENTIVE PLAN

         WHEREAS, the Board of Directors of ebank.com, Inc., a Georgia corporation (the "Company") approved the 1998 Stock Incentive Plan (the "Plan") on September 1, 1998, the Office of Thrift Supervision approved the Plan on January 25, 1999, and the shareholders of the Company approved the Plan on May 3, 1999; and

         WHEREAS, effective September 20, 1999, the Board of Directors approved the following amendment to the Plan;

         NOW, THEREFORE, the Plan is hereby amended as follows:

         1.       Amendment.

                  a. The first paragraph of Section 5.1 of the Plan is amended to read as follows:

                  5.1 Limitations. The maximum number of shares that may be issued hereunder shall initially be 220,000. The amount of Stock subject to the Plan shall be increased as of September 20, 1999 and thereafter shall automatically be increased each time the Company issues additional shares of Stock so that the total number of shares issuable hereunder shall at all times equal 15% of the then outstanding shares of Stock, unless in any case the Board of Directors adopts a resolution providing that the number of shares issuable under this Plan shall not be so increased. If for any reason the total number of shares issuable under this Plan exceeds 15% of the then outstanding shares of Stock at any time prior to August 17, 2001 (the third anniversary of the commencement of operations of Commerce Bank), then the number of shares issuable under this Plan shall automatically be reduced to equal 15% of the then outstanding shares of Stock (but only to the extent the shares are not issuable pursuant to outstanding Options), unless the Company obtains approval from the Office of Thrift Supervision that such a reduction is not required. Notwithstanding the above, the total number of shares of Stock issuable pursuant to Incentive Stock Options may not be increased to more than 220,000 (other than pursuant to antidilution adjustments) without shareholder approval. In addition, the number of shares that may be issued hereunder shall be subject to any antidilution adjustment pursuant to the provisions of Section 5.2 hereof. Any or all shares of Stock subject to the Plan may be issued in any combination of Incentive Stock Options or non-Incentive Stock Options. Shares subject to an Option may be either authorized and unissued shares or shares issued and later acquired by the Company. The shares covered by any unexercised portion of an Option that has terminated for any reason (except as set forth in the following paragraph) may again be optioned under the Plan, and such shares


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         shall not be  considered as having been optioned or issued in computing the number of shares of Stock remaining available for option hereunder.

                  b. The first paragraph of Section 8.1 is amended to read as follows:

                  8.1 Termination and Amendment. The Board may at any time amend or terminate the Plan; provided, however, that the Board (unless its actions are approved or ratified by the shareholders of the Company within twelve months of the date that the Board amends the Plan) may not amend the Plan to:

         2. Approval. Except as hereinabove amended and modified, the Plan is approved, ratified, and affirmed without further modification or amendment.

         IN WITNESS WHEREOF, the Company has caused this Amendment to be executed as of September 20, 1999, in accordance with the authority provided by the Board of Directors.

                                                ebank.com, Inc.


                                                By:/s/ Richard A. Parlontieri

                                                Title: President